March 22, 2005

Mail Stop 0408

By U.S. Mail and Facsimile to (256) 543-3864

Gates Little
President and Chief Executive Officer
The Southern Banc Company, Inc.
221 S. 6th Street
Gadsden, Alabama 35901-4102

	RE:	The Southern Banc Company, Inc.
		Form 10-KSB for the fiscal year ended June 30, 2004
		Filed September 28, 2004

Forms 10-QSB for the quarters ended September 30, 2004
& December 31, 2004
		File No. 033-93218

Dear Mr. Little:

      We have reviewed your filings and have the following comment.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-K For The Fiscal Year Ended June 30, 2004

Report of Independent Registered Public Accounting Firm

1. Please amend your Form 10-KSB to file the report of the independent registered public accounting firm that indicates the city and state where the report was issued. Refer to Rule 2-02(a) of Regulation S-X.




      *    *    *    *


      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Chris Harley, Staff Accountant, at (202)
942-
1926 or me at (202) 942-1939 if you have questions regarding this comment on the financial statements and related matters.

							Sincerely,


							Joyce Sweeney
							Senior Staff Accountant










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The Southern Banc Company, Inc.
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